SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Amendment No. 1
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
IVAX CORPORATION
(Name of Subject Company (issuer))
IVAX CORPORATION (Issuer)
(Name of Filing Person (identifying status as offeror, issuer or other person))
4.5% Convertible Senior Subordinated Notes due 2008
(Title of Class of Securities)
CUSIP Nos. 465823 AG 7, 465823 AE 2 and U4608RAB1
(CUSIP Number of Class of Securities)
Steven D. Rubin
Senior Vice President, General Counsel and Secretary
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$235,238,037.63	$25,170.47

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change in control repurchase offer for the 4.5% Convertible Senior Subordinated Notes due 2008 pursuant to the applicable indenture, calculated as the sum of (a) $231,107,000, representing 100% of the principal amount of the notes outstanding, plus (b) $4,131,037.63, representing accrued and unpaid interest on the notes through April 7, 2006.
**	Previously paid.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,170.47	Filing Party: IVAX Corporation
Form or Registration No.: Schedule TO (File No. 005-37214)	Date Filed: February 22, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of May 4, 2001 between IVAX Corporation (“IVAX”) and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of January 26, 2006 among IVAX, the Trustee and Teva Pharmaceutical Industries Ltd., as guarantor (“Teva”), and the Second Supplemental Indenture dated as of January 26, 2006 among IVAX, the Trustee and Teva, as guarantor (as so supplemented, the “Indenture”), this Amendment No. 1 to Schedule TO (the “Amendment”) is filed by IVAX with respect to IVAX’ offer to repurchase IVAX’ 4.5% Convertible Senior Subordinated Notes due 2008 (the “Notes”) pursuant to the terms and conditions of the Notice of a Change in Control and Offer to Purchase dated February 22, 2006 (the “Offer to Purchase”) previously filed with the Schedule TO (as hereinafter defined) as Exhibit (a)(1), the Indenture and the Notes (the “Offer”). This Amendment amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by IVAX on February 22, 2006. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934. A copy of the Offer to Purchase was previously filed with the Schedule TO as exhibit (a)(1), and the information therein is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 11. ADDITIONAL INFORMATION.
The Offer expired at 5:00 p.m., Eastern Time, on Friday, March 24, 2006 (the “Expiration Date”), and, in accordance with the terms and conditions of the Offer, on April 10, 2006, IVAX repurchased all Notes properly tendered and not withdrawn as of 5:00 p.m. Eastern Time on the Expiration Date. As of the Expiration Date, $2,560,000 aggregate principal amount of Notes, or approximately 1.1% of the aggregate principal amount of Notes then outstanding, had been tendered in the Offer. IVAX repurchased all Notes tendered for an aggregate price of $2,605,772.80, representing 100% of the principal amount of each Note repurchased plus accrued and unpaid interest to, but excluding, April 8, 2006.
ITEM 12. EXHIBITS.

(a)(1)	Notice of Change in Control and Offer to Purchase dated February 22, 2006.*
(a)(5)(i)	Press Release dated February 22, 2006.*
(a)(5)(ii)	Notice Published in The New York Times and The Wall Street Journal.*
(d)(1)	Indenture dated May 4, 2001 by and between IVAX Corporation and U.S. Bank Trust National Association, as trustee (Incorporated by reference to IVAX Corporation’s Registration Statement on Form S-3 dated July 31, 2001).
(d)(2)	First Supplemental Indenture dated as of January 26, 2006 among IVAX Corporation, Teva Pharmaceutical Industries Limited, as guarantor, and U.S. Bank National Association, as trustee.*
(d)(3)	Second Supplemental Indenture dated January 26, 2006 among IVAX Corporation, Teva Pharmaceutical Industries Limited, as guarantor, and U.S. Bank National Association, as trustee.*
*Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2006	IVAX CORPORATION
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Senior Vice President, General Counsel and Secretary

3